Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

October 19, 2012

iPath, PO Box 940145, Plano, TX 75094-0145 Sample A. Sample 1234 N. Main Street Anywhere, AN 10011 Inside: One trade solutions to help manage fixed income risk.

Selected Risk Considerations

An investment in the iPath ETNs described herein (the "ETNs") involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.**

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

The Slope of the U.S. Treasury Yield Curve or The Underlying U.S. Treasury Note or Bond Yield May Increase, Decrease or Remain Unchanged Over the Term of Your ETNs: The return on your ETNs are linked directly or inversely, as the case may be to the performance of the underlying index, which corresponds directly or inversely, respectively to changes in the underlying U.S. Treasury yield curve or U.S. Treasury note or bond yield. Changes in the underlying U.S. Treasury yield curve or U.S. Treasury note or bond yield are affected by a number of unpredictable factors, and such factors may cause the underlying U.S. Treasury yield curve or U.S. Treasury note or bond yield to increase, decrease or remain unchanged over the term of your ETNs.

There is No Guarantee that the Index Level Will Decrease or Increase by 1.00 Point For Every 0.01% Change in the Level of the Underlying U.S. Treasury yield curve or U.S. Treasury Note or Bond Yield: Reasons why this might occur include: market prices for underlying U.S. Treasury note or bond futures contracts may not capture precisely the underlying changes in the U.S. Treasury yield curve or U.S. Treasury note or bond yield; the index calculation methodology uses approximation; and the underlying U.S. Treasury note or bond weighting is rebalanced monthly.

Due to the Index Multiplier, Any Changes in the Value of Your ETNs Will Not Occur at the Same Rate as the Corresponding Changes in the Value of the Underlying Index: The ETNs apply an index multiplier, the effect of which is to adjust and, for ETNs inversely linked to the index, invert the rate at which the value of the ETNs changes in response to changes in the underlying index level.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock or U.S. Treasury markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

"Barclays US Treasury 2Y/10Y Yield Curve Index™", "Barclays 2Y US Treasury Futures Targeted Exposure Index™", "Barclays 5Y US Treasury Futures Targeted Exposure Index™", "Barclays 10Y US Treasury Futures Targeted Exposure Index™" and "Barclays Long Bond US Treasury Futures Targeted Exposure Index™" are trademarks of Barclays Bank PLC.

©2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0583-0812

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

BARCLAYS

iPath®
Exchange Traded Notes

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A suite of fixed income products that follow your train of thought.

iPath Fixed Income Exchange Traded Notes (ETNs) offer a diverse suite of exchange traded products that aim to provide targeted access to returns on the US Treasury yield curve. From the unique iPath Flattener and iPath Steepener, which execute directional strategies without accessing futures or swap accounts, to "Bull" and "Bear" products that can help you to offset risk in your portfolio, iPath ETNs offer efficient one trade solutions to help manage fixed income risk.

iPath Fixed Income ETNs

- STPP — iPath® US Treasury Steepener ETN
- FLAT — iPath® US Treasury Flattener ETN
- DTUL — iPath® US Treasury 2-year Bull ETN
- DTUS — iPath® US Treasury 2-year Bear ETN
- DLBL — iPath® US Treasury Long Bond Bull ETN
- DFVL — iPath® US Treasury 5-year Bull ETN
- DFVS — iPath® US Treasury 5-year Bear ETN
- DLBS — iPath® US Treasury Long Bond Bear ETN
- DTYL — iPath® US Treasury 10-year Bull ETN
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Terms of these ETNs are described in the relevant prospectuses, which you should read before investing.

BARCLAYS

Here’s Sample another A. Sample, efficient solution to a complex problem.

Take a minute to complete this short survey, and we’ll send you an IDAPT i1Eco — the universal, upgradable charger that works for all your electronic devices, so you never have to worry about what charger to carry or which one will work in the future.

1 XXXXXX

What best describes your primary responsibility? (please select one)

—Investment or Financial Advisor —Fixed Income Specialist —CIO or Portfolio Manager —Commodity Specialist

—Trader —Other, please explain:_____________ —Equity Specialist

2 What are your firm’s investable assets/assets under management?

—Under $100 million —$1 – $5 billion

—$100 – $500 million —Over $5 billion

—$500 million – $1 billion

3 Does your firm expect to change its use of ETNs in the future?

—Yes, increase —No, it will stay the same —Yes, decrease —N/A (we do not use them)

4 For which specific asset classes are you utilizing ETNs in your portfolio?

—Alternatives/Volatility —Domestic Leveraged —Commodities —International Leveraged —Currencies —Other —Fixed Income

5 What do you see as the benefits of ETNs, compared to other investment vehicles, you use? (select all that apply)

—Gain access to difficult-to- —Price reach exposures —Precise access to market —Ease of implementation and benchmarks trading flexibility —Tactical hedging tool —Tax efficiency

6 What do you consider the most important criterion when conducting due diligence on ETN providers? (select one)

—Issuer stability/credit risk —Exposure and market access —Product management —Fees —Performance track record —Liquidity —Breadth of product offering —Other, please explain:_____________

7 How do you think ETNs or ETFs can help support your current portfolio (tactical products, strategies, etc.)?

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iPath

PO BOx 940145 -PlanO tx 75094 0145